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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of October 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated October 5, 2000 re announcement date of third quarter earnings.



2. RADVision Ltd. Press Release dated October 10, 2000 re Siemens and RADVision Make the IP Network at the Largest Swedish University Fit for Telephony.

                                                                          ITEM 1

For Immediate Release

Contacts:

Karen Gurwitz             David Seligman             Jody Burfening/Sanjay Hurry
Dir. Corp. Communications CFO                        Investor Relations
RADVision, Inc.           RADVision, Ltd.            Lippert/Heilshorn & Assoc.
Tel: 201.529.4300, x305   Tel: 972.3.645.5446        Tel: 212.838.3777
kgurwitz@radvision.com    Seligman@tlv.radvision.com jbs@lhai.com
http://www.radvision.com  http://www.radvision.com


             RADVISION LTD. ANNOUNCES DATE OF THIRD QUARTER EARNINGS


Mahwah, New Jersey, October 5, 2000 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, will announce its third quarter fiscal 2000 results before the market open on Thursday, October 19th. The Company has also scheduled an investor conference call for 9:00AM EDT on that same day. On the call, CEO Ami Amir and CFO David Seligman will review the quarter's results, discuss the future objectives for the company and be available for questions from the investment community.


ABOUT RADVISION

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###

                                                                          ITEM 2

For Immediate Release:
Contacts:

Kerri Dimke                              Karen Gurwitz
Public Relations Manager                 Dir. Corp. Comm.
Siemens Information and                  RADVision, Inc.
Communication Networks                   Tel: 201.529.4300, x305
Tel: 561.923.3231                        kgurwitz@radvision.com
kerri.dimke@icn.siemens.com              www.radvision.com


                                         Jody Burfening
David Seligman                           Sanjay Hurry
CFO                                      Investor Relations
RADVision, Ltd.                          LHA
Tel: +972.3.645.5446                     Tel: 212.838.3777
Seligman@tlv.radvision.com               jbs@lhai.com
www.radvision.com


                  Siemens and RADVision Make the IP Network at the Largest Swedish University Fit for Telephony

Boca Raton/Mahwah, NJ - October 10, 2000 - Today, Siemens and RADVision (Nasdaq:RVSN) announced that in order to learn and understand how Voice over IP can be used for telephone calls on the intranet, Lund University, the largest Swedish university, will run a large-scale pilot project at the Faculty of Law. After closely studying the major offerings on the market for Voice over IP, the university's IT experts opted for the fully H.323 compliant HiNet Xpress Comserve IP communication system from Siemens and the L2W-323 Gateway from RADVision. As its communication terminals, Lund is using ten Siemens IP phones and 125 PC clients from Siemens. The clients provide a user interface, which greatly facilitates multimedia communication on the PC.

Lund University opted for the IP-based communication system so that it could use its existing intranet not only for data transfer, but also for voice communication. This greatly enhances the value of its previous investment in this area. In addition, the IT department can now maintain the communication system independently and thereby reduce administration and maintenance costs. One reason to choose Siemens for the pilot was the well-defined migration path for the Hinet Xpress solution toward the HiPath 5000 family, thus making it possible to deploy new IP-based applications.

"We decided on Siemens because at the moment, they are the only supplier that does not only meet our high demands for technical performance and voice quality but at the same time provides us with a purely standard software-based solution for IP communication," said Magnus Svensson, Head of IT Management at the Faculty of Law. "If the pilot project, market research and studies of the user requirements produces positive results, we will start searching the market for an intranet-based IP telephone system for the whole of Lund University," he continued and concluded, "then, with around 7000 users, we would have the largest IP Telephone system in Europe".

The IP gateway comes from RADVision, the leading provider of products and technology that enable real-time voice, video and data communications over IP. As a result of the strategic agreement between Siemens and RADVision announced in April 2000, Siemens will be integrating RADVision's market-proven H.323 software technology into further Siemens IP products like the HiPath RG 2500 gateway.

"The project for IP communication technology implemented by Siemens at Lund University once again underscores the leading role that Siemens is taking in the area of IP-based voice systems. We are pleased that an expert supplier like Siemens is using our IP gateways in its projects," said Ami Amir, CEO, RADVision.


                                     -More-

The PC client for the Siemens IP communication system offers a smart user interface allowing very simple handling of multimedia communication. Its main feature is a "communication circle" with the user at its center. Users set up connections to their communication partners by directly dragging and dropping them into the circle from the address book or short dialing keys.


Lund University

Lund University, with seven faculties and a number of research centres and specialized institutes, is the largest unit for research and higher education in Sweden. The main part of the university is situated in Lund, but a number of departments for research and education are located in Malmo and Helsingborg. Lund University was founded in 1666, partly in order to knit the provinces which had been ceded by Denmark in 1658 closer to Sweden. Since then, the University has developed into a modern international centre for research and higher education. At present, more than 34 000 students are enrolled at Lund University and altogether some 6000 people are employed

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, such as the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and products required for the transmission of real-time voice, video and data over packet networks. RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

About Siemens Information and Communication Networks

Siemens Information and Communication Networks Group is a leading provider of integrated voice and data networks with a comprehensive portfolio of IP-based products and solutions for enterprises, carriers and service providers. The
Group has many years of experience in consulting, planning, installing and operating converged networks. It is an integral part of the Information and Communications (I and C) business segment of Siemens AG, one of the world's largest electrical engineering and electronics companies with sales totaling more than EUR 70 billion. I and C comprises the three Groups Information and Communication Networks (51,500 employees, EUR 9.9 billion in sales), Information and Communication Mobile (20,000 employees, EUR 5 billion in sales), and Siemens Business Services (34,000 employees, EUR 5 billion in sales).
Further information about ICN is available at http://www.siemens.com/ic/networks


A Photo from University Lund is available:
Marion Bludszuweit
81359 Munchen
Tel.: +49-89 722-47228; Fax: -28365
E-mail: marion.bludszuweit@uk.siemens.de

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: October 10, 2000